FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2007

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road
Cambridge CB1 4NJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated January 17, 2007

2.	Press release dated January 23, 2007

3.	Press release dated January 23, 2007

4.	Press release dated January 25, 2007

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	January 31, 2007
ARM HOLDINGS PLC.

By: /s/ Tim Score
Name: Tim Score
Title: Chief Financial Officer

Item 1

17 January 2007

ARM Extends DesignStart Program with ARM926EJ Processor

WHAT
ARM has extended its DesignStart™ Program to include the popular ARM926EJ™ processor alongside the ARM7TDMI® processor.

The ARM DesignStart program was established to provide designers with the ability to evaluate ARM processors for use in their designs. The program enables fabless companies, from start-ups through to small and medium size organizations, to do the majority of their design activities, including SoC integration and verification, software development and chip layout, prior to obtaining a full ARM Processor Foundry Program License.

The Jazelle® technology-enabled ARM926EJ processor features 16k instruction and data caches, tightly coupled memory (TCM) interfaces and memory management unit (MMU). For further information about the program and products, visit www.arm.com

WHY
The ARM DesignStart Program has proved very successful since its launch in 2005. The introduction of the ARM926EJ processor into the program will provide fabless companies with the opportunity to evaluate their designs on either one of ARM’s most popular processors, before committing to silicon.

WHO
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, Jazelle and ARM7TDMI are registered trademarks of ARM Limited. ARM926EJ is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.; and ARM Norway AS.

CONTACT DETAILS:

ARM PRESS OFFICE:
+44 208 996 4141

Michelle Spencer
ARM
+44 1628 427780
michelle.spencer@arm.com

Claudia Natalia
ARM
+1 408 548 3172
claudia.natalia@arm.com

Nandita Geerdink
Text 100
+ 1 415 593 8457
nanditag@text100.com

Item 2

23 January 2007

Broadcom Licenses ARM High-Performance AMBA 3 AXI Interconnect Technology

Corporate PrimeCell peripherals license extends AMBA adoption within Broadcom

CAMBRIDGE, UK – Jan. 23, 2007 – ARM [(LSE: ARM); (Nasdaq: ARMHY)] today announced that Broadcom Corporation has licensed its PrimeCell® high-performance AMBA® 3 AXI™ interconnect technology (PL301), along with the AMBA Designer tool, for next generation on-chip bus development involving wireless and mobile platforms.

“At Broadcom we are constantly growing and extending our technology base in order to best address existing and new markets. The AMBA AXI specification, coupled with the versatility of ARM® configurable PrimeCell infrastructure IP, helps us optimize system performance across a wide spectrum of applications,” said Dr. Edward Frank, Corporate Vice President of Research and Development for Broadcom. “Further, ARM’s ability to deliver significant IP, including high performance on-chip interconnect, together with ARM’s strong commitments to support Broadcom’s needs, are helping us decrease time to market for an increasing number of important products.”

“This Broadcom license represents a significant milestone in the continuing expansion of the ARM Fabric Business Unit’s market share,” said Jonathan Morris, General Manager, Fabric BU, ARM. “This design win with a communications industry leader underlines a key value that we bring to our Partners: a complete on-chip communications fabric, all architected around a single de facto standard – AMBA interconnect technology.”

Find out more about AMBA at: www.amba.com

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from wireless, networking and consumer entertainment solutions to imaging, automotive, security and storage devices. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, PrimeCell and AMBA are registered trademarks of ARM Limited. AXI is a trademark of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Technologies Pvt. Ltd.; ARM Physical IP, Inc.; and ARM Norway, AS.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Eureka Endo	Claudia Natalia	Michelle Spencer
Text 100	ARM	ARM
44 208 846 +0704	+1 408 548 3172	44 1628 +427780
londonarm@text100.com	claudia.natalia@arm.com	michelle.spencer@arm.com

Item 3

23 January 2007

Toshiba Signs Comprehensive Agreement To Use ARM PrimeCell IP In High Performance SoC Design

CAMBRIDGE, UK - Jan.23, 2007 –ARM [(LSE:ARM); (Nasdaq: ARMHY)] today announced that Toshiba Corporation has signed a comprehensive agreement to use ARM® PrimeCell® products in its high performance system-on-chip (SoC) design.

ARM PrimeCell peripheral IP products contribute to increased system performance and improved power savings in complex SoC designs. All PrimeCell products are subject to rigorous inspection and test procedures in order to realize sturdy designs that are ‘right first time.’ Using the AMBA Designer environment, Toshiba plans the speedy construction of implementation-ready infrastructure solutions via a graphical user interface.

“With the PrimeCell products, ARM is supplying not just a processor but peripheral IP essential for SoC products, which holds great attraction in terms of speedy development of future products and getting them to the market,” said Takashi Yoshimori, Technology Executive, SoC Design, Semiconductor Company, Toshiba Corporation. “We have been impressed with ARM’s expertise and quality in this field, as well as with the comprehensive support available.”

“Toshiba’s signing of a comprehensive agreement for the adoption of PrimeCell products is a major milestone for ARM that also underscores the growing importance of the AMBA specification in driving new levels of performance and efficiency throughout the industry,” said Jonathan Morris, general manager, Fabric Division, ARM.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed connectivity products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com.

ENDS

ARM, AMBA and PrimeCell are registered trademarks of ARM Limited. AXI and AMBA Designer are trademarks of ARM Limited. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; and ARM Physical IP, Inc.; and ARM Norway AS.

Contact Details:

ARM PRESS OFFICE: +44 208 846 0797

Haran Ramachandran	Claudia Natalia	Michelle Spencer
Text 100	ARM	ARM
+44 20 8846 0727	+1 408 548 3172	44 1628 +427780
londonarm@text100.com	claudia.natalia@arm.com	michelle.spencer@arm.com

Item 4

25 January 2007

Dongbu Electronics Extends ARM Physical IP Design Support To 130-Nanometer Node

ARM low-power and speed-and-density IP enables SoC designs for mobile and portable consumer applications

SEOUL, KOREA AND CAMBRIDGE, UK – Jan. 25, 2007 – Dongbu Electronics and ARM [(LSE:ARM); (Nasdaq:ARMHY)] today announced a license agreement that extends the availability of ARM® low-power and speed-and-density products, part of the ARM Artisan® physical IP family, to designers developing chips using Dongbu’s CMOS process at the 130-nanometer (nm) node. The ARM physical IP portfolio is ideally suited to support system-on-chip (SoC) designs targeting mobile handset and portable consumer applications, and will be offered to Dongbu’s foundry customers at no charge via the ARM website.

“Dongbu, a member of the ARM Connected Community, continues to demonstrate a solid commitment to provide quality design support solutions to meet the special requirements of fabless semiconductor companies,” said Brent Dichter, general manager, Physical IP, ARM. “Furthering our relationship with Dongbu offers design engineers a migration path to Dongbu’s 130nm process with ARM technology-optimized physical IP that addresses critical power requirements for SoC designs.”

The ARM physical IP portfolio includes its Metro™ and SAGE-X™ standard cell libraries and multiple speed-and-density optimized memory compilers. The Metro standard cell library includes power-management kits that enable dynamic and leakage power saving techniques such as clock gating, multi-voltage islands and power gating.

“As a ‘Specialty Solution Partner,’ we are committed to providing comprehensive foundry services and best-in-class design support for chips designed for battery-operated applications,” said Dr. Jae Song, executive vice president of Dongbu. “Expanding our use of the ARM physical IP at the 130nm node is a key part of our strategy to yield more chips per wafer while boosting our price competitiveness in this segment.” He noted that Dongbu will begin fitting the ARM 130nm IP to its process in February 2007 with the goal of making it available for use by Dongbu customers during the third quarter of 2007.

The ARM physical IP also includes ARM’s extensive set of views and models providing integration with many of the industry’s leading electronic design automation (EDA) tools. These views provide functional, timing and power information for the Metro products over a wide range of operating conditions, thus enabling designers to implement complex power-management systems that actively control dynamic and leakage power within their SoC.

Availability of ARM Physical IP
ARM Metro and speed and density optimized IP preliminary 'Front End' design views and complete views are expected to be available in the first quarter of 2007 for licensed customers to download via the ARM website at no charge.

About Dongbu Electronics
Dongbu Electronics provides world-class CMOS processing for system-on-chip solutions that integrate advanced logic, analog, and mixed-signal technologies. As a “Specialty Solution Partner” in high-growth markets, such as those represented by mobile handsets and flat-panel displays, Dongbu adds high value with specialized processing for CMOS Image Sensor (CIS), High Voltage, Embedded Flash, and LCD Driver IC (LDI) functions. Dongbu’s collaborate-and-thrive approach is evident across the entire manufacturing spectrum including prototype development/verification, packaging/module development, complete turnkey solutions, and accelerating time to volume production. The company’s stock is publicly traded under 001830 on the Korea Stock Exchange. For more information, visit www.dongbuelec.com.

About ARM
ARM designs the technology that lies at the heart of advanced digital products, from mobile, home and enterprise solutions to embedded and emerging applications. ARM’s comprehensive product offering includes 16/32-bit RISC microprocessors, data engines, graphics processors, digital libraries, embedded memories, peripherals, software and development tools, as well as analog functions and high-speed PHY products. Combined with the company’s broad Partner community, they provide a total system solution that offers a fast, reliable path to market for leading electronics companies. More information on ARM is available at http://www.arm.com .

About the ARM Connected Community
The ARM Connected Community is a global network of companies aligned to provide a complete solution, from design to manufacture and end use, for products based on the ARM architecture. ARM offers a variety of resources to Community members, including promotional programs and peer-networking opportunities that enable a variety of ARM Partners to come together to provide end-to-end customer solutions. For more information, please visit http://www.arm.com/community.

ENDS

ARM is a registered trademark of ARM Limited. Metro is a trademark of ARM Limited. Artisan and Artisan Components are registered trademarks of ARM Physical IP, Inc. All other brands or product names are the property of their respective holders. “ARM” is used to represent ARM Holdings plc; its operating company ARM Limited; and the regional subsidiaries ARM INC.; ARM KK; ARM Korea Ltd.; ARM Taiwan; ARM France SAS; ARM Consulting (Shanghai) Co. Ltd.; ARM Belgium N.V.; AXYS Design Automation Inc.; AXYS GmbH; ARM Embedded Solutions Pvt. Ltd.; ARM Physical IP, Inc.; and ARM Norway, AS.

Contact Details: Dongbu Electronics

Dongbu Electronics USA/
Korea/Asia	Europe
Kevin Lee	Elizabeth Estrella-Basilio
Phone:	Phone: +1.408.348.7538
+82.17.337.4698	elizabeth@crossborderpr.com
kevin.lee@dongbu.com

ARM PRESS OFFICE: +44 208 846 0797

Nandita Geerdink	Michelle Spencer	Claudia Natalia
Text 100	ARM	ARM
+1 415 593 8414	+44 1628 427780	+1 408 548 3172
nanditag@text100.com	michelle.spencer@arm.com	claudia.natalia@arm.com